Exhibit 77(i)

Terms of New or Amended Securities

1.           At the March 11, 2010 Board Meeting, the Board of Trustees of ING Intermediate Bond Portfolio approved the renewal of the 12b-1 Fee Waiver Letter Agreement under which ING Funds Distributor, LLC  waives an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class shares. The 12b-1 Fee Waiver Letter Agreement was renewed for an additional one-year period through May 1, 2011